Exhibit 99.1

Unaudited Condensed Consolidated Interim Financial Statements as of June 30, 2020 and December 31, 2019 and for the Six Months Ended June 30, 2020 and 2019

Condensed Consolidated Interim Statement of Profit or Loss and Other Comprehensive Income or Loss	2
Condensed Consolidated Interim Statement of Financial Position	3
Condensed Consolidated Interim Statement of Changes in Equity	4
Condensed Consolidated Interim Statement of Cash Flows	5
Notes to the Condensed Consolidated Interim Financial Statements	6

Condensed Consolidated Interim Statement of Profit or Loss and Other Comprehensive Income or Loss (unaudited)

For the Six Months Ended June 30, 2020 and 2019 (in CHF)

		SIX MONTHS
		ENDED JUNE 30
	Note	2020	2019
Research and development		(884,747)	(1,304,291)
General and administrative		(1,535,960)	(2,803,267)
Operating loss		(2,420,707)	(4,107,558)
Interest expense	4	(3,152)	(25,261)
Foreign currency exchange (loss), net		(30,022)	(264,121)
Revaluation gain from derivative financial instruments	4,5	4,353	531,245
Transaction costs		(219,615)	0
Loss before tax		(2,669,143)	(3,865,695)
Income tax gain	3	10,642	261,394
Net loss attributable to owners of the Company		(2,658,501)	(3,604,301)
Other comprehensive loss:
Items that will never be reclassified to profit or loss
Remeasurement of defined benefit liability, net of taxes of CHF 0.00		(78,010)	(115,366)
Items that are or may be reclassified to
profit or loss
Foreign currency translation differences, net of taxes of CHF 0.00		16,396	6,666
Other comprehensive income/(loss), net of taxes of CHF 0		(61,614)	(108,700)
Total comprehensive loss attributable to owners of the Company		(2,720,115)	(3,713,001)

Basic and diluted loss per share	8	(0.58)	(1.66)

The accompanying notes form an integral part of these condensed consolidated interim financial statements

Condensed Consolidated Interim Statement of Financial Position (unaudited)

As of June 30, 2020 and December 31, 2019 (in CHF)

		JUNE 30,	DECEMBER 31,
	Note	2020	2019
ASSETS
Non-current assets
Property and equipment		54,434	66,672
Intangible assets		7,499,491	6,765,613
Other non-current financial assets		20,001	20,001
Total non-current assets		7,573,926	6,852,286

Current assets
Other receivables		151,019	335,299
Prepayments		198,843	434,231
Derivative financial instruments		-	219,615
Cash and cash equivalents		39,939	1,384,720
Total current assets		389,801	2,373,865

Total assets		7,963,727	9,226,151

EQUITY AND LIABILITIES
Equity
Share capital	5	50,591	1,650,380
Share premium		159,786,160	157,191,707
Foreign currency translation reserve		(11,169)	(27,565)
Accumulated deficit		(155,346,991)	(152,778,389)
Total shareholders’ equity attributable to owners of the Company		4,478,591	6,036,133

Non-current liabilities
Derivative financial instruments	4, 5	-	4,353
Loan	4	50,000	-
Employee benefits		876,776	760,447
Deferred tax liabilities	3	136,507	147,149
Total non-current liabilities		1,063,283	911,949

Current liabilities
Trade and other payables		1,256,352	938,247
Accrued expenses		1,165,501	1,339,822
Total current liabilities		2,421,853	2,278,069
Total liabilities		3,485,136	3,190,018
Total equity and liabilities		7,963,727	9,226,151

The accompanying notes form an integral part of these condensed consolidated interim financial statements

Condensed Consolidated Interim Statement of Changes in Equity (unaudited)

As of June 30, 2020 and 2019 (in CHF)

		ATTRIBUTABLE TO OWNERS OF THE COMPANY
				FX
		SHARE	SHARE	TRANSLATION	ACCUMULATED	TOTAL
	NOTE	CAPITAL	PREMIUM	RESERVE	DEFICIT	EQUITY
As of January 1, 2019		710,336	149,286,723	(44,011)	(146,303,398)	3,649,650
Total comprehensive loss
Net loss		—	—	—	(3,604,301)	(3,604,301)
Other comprehensive (loss)/income		—	—	6,666	(115,366)	(108,700)
Total comprehensive loss		—	—	6,666	(3,719,667)	(3,713,001)
Transactions with owners of the Company
Transaction costs	5	—	(954,928)	—	—	(954,928)
Share based payments	7	—	—	—	310,501	310,501
Capital increase		596,556	9,063,260	—	—	9,659,816
Balance at June 30, 2019	5	1,306,892	157,395,055	(37,345)	(149,712,564)	8,952,038

As of January 1, 2020		1,650,380	157,191,707	(27,565)	(152,778,389)	6,036,133
Total comprehensive loss
Net loss		—	—	—	(2,658,501)	(2,658,501)
Other comprehensive income/(loss)		—	—	16,396	(78,010)	(61,614)
Total comprehensive income/(loss)		—	—	16,396	(2,736,511)	(2,720,115)
Transactions with owners of the Company
Reduction of the nominal value		(1,973,044)	1,973,044	—	—	—
Transaction costs	5	—	(3,335)	—		(3,335)
Share based payments	7				167,909	167,909
Capital increase	5	373,255	624,744	—	—	997,999
Balance at June 30, 2020	5	50,591	159,786,160	(11,169)	(155,346,991)	4,478,591

The accompanying notes form an integral part of these condensed consolidated interim financial statements

Condensed Consolidated Interim Statement of Cash Flows (unaudited)

For the Six Months Ended June 30, 2020 and 2019 (in CHF)

		SIX	SIX
		MONTHS	MONTHS
		ENDED	ENDED
	Note	JUNE, 2020	JUNE, 2019

Cash flows from operating activities
Net loss		(2,658,501)	(3,604,301)
Adjustments for:
Depreciation		12,238	14,042
Unrealized foreign currency exchange (gain)/loss, net		15,468	(16,562)
Interest expense		-	19,087
Share based payments	7	167,908	308,181
Employee benefits		38,319	16,033
Transaction costs		219,615	0
Fair value derivative financial instruments		(4,353)	(531,245)
Deferred tax (gain)/loss	3	(10,642)	(261,394)
		(2,219,948)	(4,056,159)

Changes in:
Other receivables		184,280	19,070
Prepayments		235,388	126,855
Trade and other payables		318,105	(999,052)
Accrued expenses		(147,334)	(345,313)
Net cash used in operating activities		(1,629,509)	(5,254,596)

Cash flows from investing activities
Purchase of intangibles		(760,864)	(1,620,312)
Net cash used in / from investing activities		(760,864)	(1,620,312)

Cash flows from financing activities
Proceeds from equity issuance and public offering	5	997,999	9,659,815
Transaction costs		(3,335)	(954,928)
Change in outstanding loans	4	50,000	(1,463,328)
Interests paid		—	(3,745)
Net cash from financing activities		1,044,663	7,237,814

Net increase/(decrease) in cash and cash equivalents		(1,345,710)	362,906
Cash and cash equivalents at beginning of the period		1,384,720	5,393,207
Net effect of currency translation on cash		929	35,816
Cash and cash equivalents at end of the period		39,939	5,791,929

The accompanying notes form an integral part of these condensed consolidated interim financial statements

AURIS MEDICAL HOLDING Ltd.

Notes to the Condensed Consolidated Interim Financial Statements

As of June 30, 2020 and December 31, 2019 and for the Six Months Ended June 30, 2020 and 2019 (in CHF)

1. Reporting entity

Auris Medical Holding Ltd. (the “Company” or “Auris Medical (Bermuda)”) is an exempted company incorporated under the laws of Bermuda. The Company began its operations as a corporation organized in accordance with Swiss law and domiciled in Switzerland under the name Auris Medical Holding AG (“Auris Medical (Switzerland)”). Following shareholder approval at an extraordinary general meeting of shareholders held on March 8, 2019 and upon the issuance of a certificate of continuance by the Registrar of Companies in Bermuda on March 18, 2019, the Company discontinued as a Swiss company and, pursuant to Article 163 of the Swiss Federal Act on Private International Law and pursuant to Section 132C of the Companies Act 1981 of Bermuda (the “Companies Act”), continued existence under the Companies Act as a Bermuda company with the name “Auris Medical Holding Ltd.” (the “Redomestication”). On March 18, 2019, the common shares of Auris Medical Holding Ltd. began trading on the Nasdaq Capital Market under the trading symbol “EARS”. The Company’s registered office is located at Clarendon House, 2 Church Street, Hamilton HM 11, Bermuda. On May 1, 2019, the Company effected a one-for-twenty reverse share split (the “2019 Reverse Share Split”) of the Company’s issued and outstanding common shares. Unless indicated or the context otherwise requires, all per share amounts and numbers of common shares in this report have been retrospectively adjusted for the 2019 Reverse Share Split.

On March 13, 2018, Auris NewCo Holding AG (“Auris NewCo”) merged (the “Merger”) with Auris Medical Holding AG (“Auris OldCo”), a corporation (Aktiengesellschaft) organized in accordance with Swiss law and domiciled in Switzerland. The Merger took place following Auris OldCo shareholder approval at an extraordinary general meeting of shareholders held on March 12, 2018. Auris NewCo changed its name to Auris Medical Holding AG following consummation of the Merger.

Unless indicated or the context otherwise requires, (i) all references in this report to our common shares as of any date prior to March 13, 2018 refer to the common shares of Auris Medical (Switzerland) (having a nominal value of CHF 0.40 per share (pre-2019 Reverse Share Split)) prior to the 10:1 “reverse share split” effected through the Merger, (ii) all references to the Company’s common shares as of, and after, March 13, 2018 and prior to the Redomestication refer to the common shares of Auris Medical (Switzerland) (having a nominal value of CHF 0.02 per share (pre-2019 Reverse Share Split)) after the 10:1 “reverse share split” effected through the Merger, (iii) all references to the Company’s common shares as of, and after, the Redomestication on March 18, 2019 refer to the common shares of Auris Medical (Bermuda) (having a par value of CHF 0.02 per share (pre-2019 Reverse Share Split), and (iv) the Company’s common shares after May 1, 2019 the date of the Reverse share split have a nominal value of CHF 0.40.On the annual general assembly of the shareholders held on June 4, 2020, the shareholders agreed to reduce the nominal value of the Company’s common share to CHF 0.01 with effect from June 30, 2020.

These condensed consolidated interim financial statements comprise the Company and its subsidiaries (together referred to as the “Group” and individually as “Group entities”). The Company is the ultimate parent of the following Group entities:

●	Auris Medical AG, Basel, Switzerland (100%) with a nominal share capital of CHF 2,500,000
●	Otolanum AG, Zug, Switzerland (100%) with a nominal share capital of CHF 100,000
●	Auris Medical Inc., Chicago, United States (100%) with a nominal share capital of USD 15,000
●	Auris Medical Ltd., Dublin, Ireland (100%) with a nominal share capital of EUR 100
●	Zilentin AG, Zug, Switzerland (100%) with a nominal share capital of CHF 100,000
●	Auris Medical Pty Ltd, Collingwood, Australia (100%) with a nominal share capital of AUD 100

The Group is primarily involved in the development of novel products that address important unmet medical needs in neurotology and central nervous system disorders. The Group is primarily focusing on the development of intranasal betahistine for the treatment of vertigo (AM-125) and for the prevention of antipsychotic-induced weight gain and somnolence (AM-201).

2. Basis of preparation

Statement of compliance

These condensed consolidated interim financial statements as of June 30, 2020 and for the six months ended June 30, 2020 have been prepared in accordance with International Accounting Standard 34 Interim Financial Reporting (“IAS 34”) and should be read in conjunction with the audited consolidated financial statements as of and for the year ended December 31, 2019.

These condensed consolidated interim financial statements include all adjustments that are necessary to fairly state the results of the interim period. The Group believes that the disclosures are adequate to make the information presented not misleading. Interim results are not necessarily indicative of results to be expected for the full year. Management does not consider the business to be seasonal or cyclical.

Certain information and footnote disclosures normally included in consolidated financial statements prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board, have been condensed or omitted as permitted by IAS 34. The condensed consolidated statement of financial position as of December 31, 2019 was derived from the audited consolidated financial statements.

The interim condensed consolidated financial statements were authorized for issuance by the Company’s Audit Committee on September 17, 2020

Functional and reporting currency

These interim condensed consolidated financial statements are presented in Swiss Francs (“CHF”), which is the Company’s functional currency (“functional currency”) and the Group’s reporting currency.

2019 Reverse Share Split

The Company effected the 2019 Reverse Share Split of its common shares at a ratio of 1-for-20. No fractional common shares were issued as fractional common shares were settled in cash. Impacted amounts and share information included in the condensed consolidated interim financial statements and notes thereto have been adjusted for the reverse share split as if such reverse share split occurred on the first day of the periods presented. Certain amounts in the notes to the condensed consolidated interim financial statements may be slightly different than previously reported due to rounding of fractional shares as a result of the reverse share split.

2020 Reduction of the nominal value

The annual general assembly of the shareholders held on June 4, 2020, agreed to reduce the nominal value of the Company’s common share from CHF 0.40 to CHF 0.01. The reduction became effective from June 30, 2020.

Significant accounting policies

The accounting policies applied by the Group in these condensed consolidated interim financial statements are the same as those applied by the Group in its audited consolidated financial statements as of and for the year ended December 31, 2019 and have been applied consistently to all periods presented in these condensed consolidated interim financial statements, unless otherwise indicated.

New standards, amendments and interpretations adopted by the Group

Amendments to IFRS 3	Business Combinations
Amendments to IAS 1 and IAS 8	Presentation of Financial Statements and Accounting Policies, Changes In Accounting Estimates and Errors
Amendments to IFRS 9, IAS 39 and IFRS 7	Interest Rate Benchmark Reform
Amendment to IFRS 16	COVID-19-Related Rent Concessions

The application of these new standards, amendments to standards and interpretations does not have material impact on the financial statements of the Group.

Asset Purchase

On May 14, 2019, one of our subsidiaries entered into an agreement to purchase patents related to the use of betahistine for the treatment of depression and attention-deficit / hyperactivity disorder (ADHD).

3. Taxation

The Group’s income tax expense recognized in the condensed interim consolidated statement of profit or loss is presented as follows:

	SIX MONTHS ENDED
	June 30,	June 30,
	2020	2019
Deferred income tax expense	—	—
Deferred income tax gain	10,642	261,394
Total income tax (expense)/gain	10,642	261,394

The tax effect of taxable temporary differences that give rise to deferred income tax liabilities or to deferred income tax assets as of June 30, 2020 and 2019 is presented as follows:

	June 30,	June 30,
	2020	2019
Deferred Tax liabilities
Intangible assets	(212,844)	(211,233)
Derivative financial asset	0	(17,388)
Total	(212,844)	(228,621)
Deferred Tax assets
Net operation loss (NOL)	76,337	149,029
Total	76,337	149,029
Deferred Tax, net	(136,507)	(79,592)

4. Loan and Warrant

On July 19, 2016, the Company entered into a Loan and Security Agreement (the “Hercules Loan and Security Agreement”) for a secured term loan facility of up to USD 20.0 million with Hercules Capital, Inc. as administrative agent (“Hercules”) and the lenders party thereto. An initial tranche of USD 12.5 million was drawn on July 19, 2016, concurrently with the execution of the Hercules Loan and Security Agreement. Prior to its payoff in January 2019, the loan matured on January 2, 2020 and bore interest at a minimum rate of 9.55% per annum, and was subject to the variability of the prime interest rate. The loan was secured by a pledge of the shares of Auris Medical AG owned by the Company, all intercompany receivables owed to the Company by its Swiss subsidiaries and a security assignment of the Company’s bank accounts. On April 5, 2018 the Company entered into an agreement with Hercules whereby the terms of the Hercules Loan and Security Agreement were amended to eliminate the USD 5 million liquidity covenant in exchange for a repayment of USD 5 million principal amount outstanding under the Hercules Loan and Security Agreement. The loan was initially recognized at transaction value with deductions of the fair value of the warrant at transaction date and directly attributable transactions costs. Subsequent to initial recognition, the loan was measured at amortized cost using the effective interest method. On January 31, 2019, the Company made the final payment to Hercules under the facility, comprising the last amortization payment as well as an end of term charge. With the final payment, all covenants and collaterals in favor of Hercules have been lifted. In addition, Hercules agreed to return the warrant held by Hercules exercisable for 783 common shares at an exercise price of USD 788.00 per common share for no consideration to the Company in exchange for the Company’s payment to Hercules (this resulted in a gain of CHF 3,804 recorded under Revaluation gain from derivative financial instruments)

Due to the COVID-19 pandemic, Swiss banks granted special COVID-19 loans under certain conditions with a guarantee by the Swiss Government. Our Company was eligible for a loan of CHF 50,000, which was granted on March 26th, 2020. The loan is interest-free and may be repaid at any time with a maximum term of five years.

5. Capital and reserves

Share capital

The issued share capital of the Company consisted of:

	Common Shares
	Number
	2020	2019
As of January 1	4,125,949	1,775,839
Common shares issued	933,135	1,491,389
Total, as of June 30	5,059,084	3,267,228

All shares have a par value of CHF 0.01 after the reduction of the par value as of June 30, 2020 and are fully paid in. As of June 30, 2020, the par value of the 5,059,084 issued shares amounted to CHF 50,590.84 (as of June 30, 2019, the par value of 3,267,228 issued shares amounted to CHF 1,306,891.20 with a par value of CHF 0.40 for each common share).

Equity Offerings

On April 23, 2020, the Company entered into a purchase agreement and a Registration Rights Agreement with Lincoln Park Capital Fund, LLC (the “2020 Commitment Purchase Agreement”). Pursuant to the purchase agreement, LPC agreed to subscribe for up to USD 10,000,000 of our common shares over the 30-month term of the purchase agreement. Until June 30, 2020, we issued 450,000 of our common shares to LPC for an aggregate amount of USD 430,035. Between July 1, 2020 and September 11, 2020 the Company issued 750,000 common shares to LPC for aggregate proceeds of USD 0.7 million.

On May 15, 2019, the Company completed a public offering of (i) 440,000 common shares with a par value of CHF 0.40 each, together with warrants to purchase 440,000 common shares, and (ii) 1,721,280 pre-funded warrants, with each pre-funded warrant exercisable for one common share, together with warrants to purchase 1,721,280 common shares, including 110,000 common shares and warrants to purchase 110,000 common shares sold pursuant to a partial exercise by the underwriters of the underwriters’ over-allotment option (the “May 2019 Registered Offering”). The exercise price for the pre-funded warrants is CHF 0.01 per common share and for the warrants is CHF 4.34. The net proceeds to us from the May 2019 Registered Offering were approximately USD 7.6 million, after deducting underwriting discounts and other offering expenses payable by us. As of December 31, 2019, all pre-funded warrants were exercised.

Related to the May 2019 Registered Offering, the Company had transaction costs amounting to CHF 868,296. The transaction costs of CHF 868,296 were charged to equity.

On November 30, 2018, as amended on April 5, 2019 the Company entered into a sales agreement, as amended (the “A.G.P. Sales Agreement”) with A.G.P./Alliance Global Partners (“A.G.P.”). Pursuant to the terms of the A.G.P. Sales Agreement, the Company may offer and sell its common shares, from time to time through A.G.P. by any method deemed to be an “at-the-market” offering as defined in Rule 415(a)(4) promulgated under the Securities Act. Pursuant to the A.G.P. Sales Agreement, the Company may sell common shares up to a maximum aggregate offering price of USD 25.0 million. The related transaction costs of CHF 71,161 for 2019 and CHF 3,335 for the first six months of 2020 were charged to equity. As of September 11, 2020, the Company has sold 1,431,818 of its common shares for an aggregate offering price of USD 2.9 million pursuant to the A.G.P. Sales Agreement. Until June 30, 2020, the Company has sold 202,806 of its common shares for an aggregate offering price of USD 1.4 million pursuant to the A.G.P. Sales Agreement.

On July 17, 2018 the Company completed a public offering of 897,435 common shares with a nominal value of CHF 0.40 each, Series A warrants each entitling its holder to purchase 0.35 of a common share for an aggregate of 314,102 common shares, and Series B warrants entitling its holder to purchase 0.25 of a common share for an aggregate of 224,358 common shares (the “July 2018 Registered Offering”). The exercise price for both series Warrants at the time of the July 2018 Registered Offering was CHF 7.80 per common share. In accordance with the terms of certain Series B warrants, the exercise price for certain Series B warrants was reduced in two steps to ultimately CHF 1.47. The net proceeds to the Company from the July 2018 Registered Offering were approximately CHF 6.2 million, after deducting underwriting discounts and other offering expenses payable by us.

The Series B warrants issued in the July 2018 Registered Offering expired on June 18, 2020.

On May 2, 2018 the Company entered into a purchase agreement (the “2018 Commitment Purchase Agreement”) and a registration rights agreement (the “2018 Registration Rights Agreement”) with Lincoln Park Capital Fund, LLC (“LPC”). Pursuant to the 2018 Commitment Purchase Agreement, LPC agreed to purchase common shares for up to USD 10,000,000 over the 30-month term of the 2018 Commitment Purchase Agreement. As of April 7, 2020, the Company has issued 2,820,000 common shares for aggregate proceed of USD 1.8 million under the 2018 LPC Agreement.

Related to the 2018 Commitment Purchase Agreement with LPC, the Company had transaction costs amounting to CHF 349,907, whereof. CHF 252,351 were recorded as a derivative financial instrument and classified as a non-current asset and CHF 97,556 to finance expense in the statement of profit or loss and comprehensive loss. As the 2018 Commitment Purchase Agreement with LPC was formally still effective as of June 30, 2020, but no more in use, the company wrote off the derivative financial instrument.

On January 30, 2018, the Company completed a public offering of 62,499 common shares with a nominal value of CHF 0.40 (pre-2019 Reverse Share Split) each and concurrent offering of 37,499 warrants, each warrant entitling its holder to purchase one common share (the “January 2018 Registered Offering”). The net proceeds to the Company from the January 2018 Registered Offering were approximately CHF 4.5 million, after deducting placement agent fees and other estimated offering expenses payable by the Company. As of March 13, 2018, following the consummation of the Merger, the outstanding warrants issued in the January 2018 Registered Offering were exercisable for up to 37,499 common shares (assuming the Company rounds up fractional common shares to the next whole common share) at an exercise price of USD 100.00 per common share.

As of June 30, 2020 the fair value of the warrants issued in the January 2018 Registered Offering amounted to CHF 0. Therefore, the fair value decreased by the total amount of CHF 4,353 in the current year (fair value as of December 31, 2019: CHF 4,353).

On February 21, 2017, in connection with a public offering of 62,499 common shares, the Company issued 50,000 warrants, each warrant entitling its holder to purchase 0.70 of a common share at an exercise price of USD 240 per common share. Additionally, the underwriter was granted a 30-day option to purchase up to 7,500 additional common shares and/or 7,500 additional warrants, of which the underwriter partially exercised its option for 6,750 warrants.

As of June 30, 2020, the fair value of the warrants amounted to zero, unchanged from of December 31, 2019. Since its initial recognition, the fair value decreased by its initial value of CHF 5,091,817, resulting in a gain in the same amount.

Issue of common shares upon exercise of options

During the six months ended June 30, 2020, no options were exercised.

6. Employee benefits

	SIX MONTHS ENDED
	JUNE 30,	JUNE 30,
	2020	2019
Salaries	613,677	991,666
Pension costs	78,248	73,788
Share based compensation expense	167,908	308,181
Other employee costs and social benefits	111,671	76,573
Total employee benefits	971,504	1,450,208

Expenses for salaries for the six months ended June 30, 2020 included reimbursements of CHF 63,208 under the Swiss short-time work scheme, which was used for three months in connection with a temporary reduction in project activities due to the Covid-19 pandemic.

7. Share based payments

Share based compensation expense related to employee stock options amounted to CHF 167,908 for the six months ended June 30, 2020 (for the six months ended June 30, 2019, a loss of CHF 308,181, including share based compensation expenses of CHF 2,319, related to the purchase of intangibles was capitalized).

A total of 433,030 options were granted in the six months ended June 30, 2020. The exercise price of the options granted as share based compensation under the Equity Incentive Plan was USD 0.83. The methodology for computation of share based compensation expense for the period is consistent with the methodology used in 2019.

8. Loss per share

	SIX MONTHS ENDED
	June 30, 2020	June 30, 2019
Loss attributable to owners of the Company	(2,658,501)	(3,604,301)
Weighted average number of shares outstanding*	4,585,054	2,173,307
Basic and diluted loss per share	(0.58)	(1.66)

*	The basic and diluted loss per share for the period ended June 30, 2019 have been adjusted for the 2019 Reverse Share Split on May 1, 2019 with a ratio of 1 for 20.

For the six months ended June 30, 2020 and June 30, 2019 basic and diluted loss per share are calculated based on the weighted average number of shares issued and outstanding and excludes shares to be issued under the stock option plans or for warrants, as they would be anti-dilutive. As of August 9, 2020, the Company had 753,385 options outstanding under its stock option plans. The average number of options outstanding between January 1, 2020 and June 30, 2020 was 431,113 (68,890 for the period between January 1, 2019 and June 30, 2019).

9. Events after the Reporting Period

On September 3, 2020 the Company announced top-line data from the interim analysis of its Phase 2 “TRAVERS” trial with intranasal betahistine in vertigo (AM-125). The interim analysis was based on Part A of the trial, which enrolled 33 patients suffering from vertigo following neurosurgery who were treated with AM-125 1, 10 or 20 mg or placebo (3 x daily) for four weeks. It demonstrated a dose-dependent improvement in balance as well as good safety and tolerability of ascending doses of AM-125. At the highest dose of 20 mg (3 x daily), AM-125-treated patients improved their performance of the “Tandem Romberg” and the “Standing on Foam” balance tests from baseline to 14 days post-surgery (primary endpoint) on average 1.9 to 2.4 times more than placebo-treated patients (6.0 vs. 3.1 and 10.5 vs. 4.3 seconds, respectively). In contrast to placebo, the improvement from baseline was statistically significant for AM-125 20 mg and for all active dose groups, respectively (p<0.02 and p<0.01 to p<0.05, respectively). These positive results were supported by similar improvements in additional efficacy measures, including additional objective as well as clinician- and patient-reported outcomes.

Based on the results from the interim analysis, the two highest doses, 10 and 20 mg, were selected by the Company to be tested against placebo in 72 patients in Part B of the trial. The improvement in the “Standing on Foam” test will become the sole primary efficacy endpoint, whereas the improvement in the “Tandem Romberg” test will become the key secondary efficacy endpoint. Prior to starting Part B of the trial, open label testing of oral betahistine for reference purposes will be completed (n=16).

On September 8, 2020, the Company announced the launch of the development of AM-301, a drug-free nasal spray for protection against airborne pathogens and allergens, based on positive data obtained in a SARS-CoV-2 assay. The experiment showed that contact of AM-301’s key component at different concentrations with a virus suspension allowed to reduce the viral infectious load by up to 99%. The Company believes that AM-301 will be regulated and marketed as an “over-the-counter” medical device and intends to market it in collaboration with partners. Following the conduct of further studies in safety and efficacy, the Company is targeting submission of regulatory applications to the U.S. Food and Drug Administration (“FDA”) and regulatory authorities in other jurisdictions in 2021. The Company plans to initiate discussions with regulatory authorities regarding the regulatory pathway for AM-301 shortly. For project AM-301, Auris Medical set up a new subsidiary, Altamira Medica Ltd. (“Altamira”), based in Zug, Switzerland, and obtained funding through a CHF 1.5 m convertible loan agreement with FiveT Capital Holding AG (“FiveT”). The loan may be converted by FiveT into common shares of either Altamira or Auris Medical Holding Ltd., subject to additional provisions and certain restrictions.

Since July 1, 2020 the Company has issued in total 1,229,012 of its common shares under the A.G.P. Sales Agreement for gross proceeds of USD 1,414,381 and in total 750,000 of its common shares under the 2020 Commitment Purchase Agreement, for gross proceeds of USD 678,120.